Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the year ended December 31, 2012, which reflects the twelve month period from January 1, 2012 to December 31, 2012, and has been prepared with an effective date of February 14, 2013. It should be read in conjunction with the annual consolidated financial statements and the related notes thereto included elsewhere in this annual report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP.”

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes’ common stock was converted into 0.764900530 of a share of the Company’s Common Shares (the “Common Shares”), and each outstanding share of Brookfield Homes’ 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Company issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for its contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480 million (US$494 million).

These Transactions took place between entities under common control and, as a result, were accounted for as a continuity of interest using the carried amounts of assets and liabilities of both BPO Residential and Brookfield Homes for comparative purposes. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). The Central and Eastern United States operations include the Washington, D.C. Area, Colorado and Texas. We target these markets as we believe over the longer term they offer the following positive characteristics: strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also construct or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land.

Brookfield Residential Properties Inc.	5

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

Where market conditions permit, we prefer to purchase larger tracts of land with equity and then finance the development costs. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Developing a mixed-use community provides a place where people can not only live, but work and play as well. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, which opened in 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We may construct homes on lots that have been developed by us or that are purchased from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third-party builders.

6	2012 Annual Report

RESULTS OF OPERATIONS

Key financial results and operating data for the year ended December 31, 2012 compared to 2011 were as follows:

	Year Ended December 31
(US$ millions, except unit activity, average selling price and per share amounts)	2012	2011
Key Financial Results
Land revenue – total	$622	$524
Land revenue – normalized(1)	622	335
Land revenue – non-recurring	—	189
Housing revenue	718	484
Gross margin(2) – total ($)	293	268
Gross margin(2) – normalized ($)	293	219
Gross margin(2) – non-recurring ($)	—	49
Gross margin(2) – total (%)	22%	27%
Gross margin(2) – normalized (%)	22%	27%
Gross margin(2) – non-recurring (%)	—	26%
Income before income taxes – total	129	130
Income before income taxes – normalized	129	81
Income before income taxes – non-recurring	—	49
Income tax expense	(36)	(125)
Net income attributable to Brookfield Residential	93	7
Basic income per share	$0.92	$0.07
Diluted income per share	$0.91	$0.07

Key Operating Data
Lot closings for Brookfield Residential – normalized (single family units)	2,142	1,869
Lot closings for Brookfield Residential – non-recurring (single family units)	—	1,043
Lot closings for unconsolidated entities (single family units)	140	179
Acre closings – normalized (multi-family, industrial and commercial parcels)	104	34
Acre closings – non-recurring (multi-family, industrial and commercial parcels)	—	19
Average lot selling price – normalized (single family units)	$155,000	$160,000
Average lot selling price – non-recurring (single family units)	$—	$166,000
Average lot selling price for unconsolidated entities (single family units)	$131,000	$63,000
Average per acre selling price – normalized (multi-family, industrial and commercial parcel sales)	$2,619,000	$1,010,000
Average per acre selling price – non-recurring (multi-family, industrial and commercial parcel sales)	$—	$848,000
Home closings for Brookfield Residential (units)	1,808	1,295
Home closings for unconsolidated entities (units)	74	35
Average home selling price (per unit)	$397,000	$374,000
Average home selling price for unconsolidated entities (per unit)	$415,000	$386,000
Net new home orders for Brookfield Residential (units)	1,980	1,584
Net new home orders for unconsolidated entities (units)	77	51
Backlog for Brookfield Residential (units at end of period)	817	645
Backlog for unconsolidated entities (units at end of period)	17	14

(1)	Prior to January 1, 2011, the Company’s business practice in Alberta was to not transfer title on its lots sold to the homebuilder who built the home and ultimately sold the home to the consumer, but to wait and transfer title of the lot to the ultimate homebuyer at the time of the home closing. As a result of the change in business practice, 2011 revenue was higher when compared to previous and future periods.
(2)	Gross margin is a non-GAAP financial measure and has been presented because we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section.

Brookfield Residential Properties Inc.	7

Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the years ended December 31, 2012 and 2011.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011

Land revenue
Canada – normalized	$296	$255
Canada – non-recurring	—	189
California	293	56
Central and Eastern U.S	33	24

Total	$622	$524

Housing revenue
Canada	$450	$323
California	161	107
Central and Eastern U.S	107	54

Total	$718	$484

Gross margin
Canada – normalized	$255	$212
Canada – non-recurring	—	49
California	24	4
Central and Eastern U.S	14	3

Total	$293	$268

Lot closings (single family lots)
Canada – normalized	1,381	1,335
Canada – non-recurring	—	1,043
California	345	317
Central and Eastern U.S	416	217

Total	2,142	2,912

Acre sales (multi-family, industrial and commercial parcels)
Canada – normalized	82	34
Canada – non-recurring	—	19
California	22	—
Central and Eastern U.S	—	—

Total	104	53

Acre sales (raw and partially finished parcels)
Canada	1	41
California	438	—
Central and Eastern U.S	—	—

Total	439	41

Average lot selling price (single family lots)
Canada – normalized	$165,000	$165,000
Canada – non-recurring	—	166,000
California	207,000	178,000
Central and Eastern U.S	78,000	108,000

Average	$155,000	$162,000

8	2012 Annual Report

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011

Average per acre selling price (multi-family, industrial and commercial parcels)
Canada – normalized	$828,000	$1,010,000
Canada – non-recurring	—	848,000
California	9,273,000	—
Central and Eastern U.S	—	—

Average	$2,619,000	$952,000

Average per acre selling price (raw and partially finished parcels)
Canada	$533,000	$28,000
California	41,000	—
Central and Eastern U.S	—	—

Average	$42,000	$28,000

Active Land Communities
Canada	11	11
California	2	1
Central and Eastern U.S	7	8

	20	20
Unconsolidated Entities	1	1

Total	21	21

Home closings (units)
Canada	1,275	941
California	285	220
Central and Eastern U.S	248	134

Total	1,808	1,295

Average home selling price
Canada	$353,000	$343,000
California	565,000	486,000
Central and Eastern U.S	432,000	405,000

Average	$397,000	$374,000

Active Housing Communities
Canada	14	14
California	8	8
Central and Eastern U.S	9	8

	31	30
Unconsolidated Entities	2	3

Total	33	33

	As at December 31
	2012	2011

Total Assets
Canada	$1,180	$1,172
California	875	692
Central and Eastern U.S	700	712
Corporate and other	60	3

Total	$2,815	$2,579

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this annual report.

Brookfield Residential Properties Inc.	9

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Net Income

Net income attributable to Brookfield Residential for the year ended December 31, 2012 was $93 million compared to $7 million for the year ended December 31, 2011. The year ended December 31, 2011 included $37 million of non-recurring after-tax income as a result of a change in business practice with regard to lot sales. In addition, the first quarter of 2011 included a one-time valuation allowance taken on the Company’s U.S. deferred tax asset of $71 million that was not included in the comparable period in 2012. Taking these items into account, the following table shows net income on a normalized basis for the years ended December 31, 2012 and 2011:

	Years Ended December 31
(US$ millions)	2012	2011
Net income attributable to Brookfield Residential	$93	$7
Non-recurring land income	—	(49)
Tax impact on non-recurring land income	—	12
One-time valuation allowance	—	71

Normalized net income attributable to Brookfield Residential	$93	$41

Prior to January 1, 2011, the Company’s business practice in Alberta was to not transfer title on its lots sold to the homebuilder who built the home and ultimately sold the home to the consumer, but to wait and transfer title of the lot to the ultimate homebuyer at the time of the home closing. This meant that revenue was not recognized by the Company until the closing of the home. The previous practice explained above only occurred in Alberta, Canada and was the convention only within that Province. As of January 1, 2011, the Company changed its business practice to transfer title to the homebuilder and to recognize revenue at that time. As a result of the change in business practice, 2011 revenue was higher when compared to previous and future periods. This was the result of the revenue being recognized in 2011 from lot closings sold in 2010 but title not being transferred until the ultimate homebuyer in 2011 (previous business practice) and lots sold in 2011 with title transferred to the homebuilder.

Considering this change in business practice and the one-time valuation allowance, the increase of $52 million in normalized net income for the year ended December 31, 2012 compared to the year ended December 31, 2011 is primarily the result of a $74 million increase in normalized gross margin resulting from higher home closings and normalized land sales, an increase in equity in earnings from unconsolidated entities of $6 million and a decrease in normalized income tax expense of $5 million, which was partially offset by higher selling, general and administration costs of $27 million, a decrease in the loss attributable to non-controlling interest of $2 million and an increase in interest expense of $4 million.

A breakdown of the revenue, direct cost of sales and gross margin for the years ended December 31, 2012 and 2011 is as follows:

	Years Ended December 31
(US$ millions)	2012	2011
Revenue
Land – normalized	$622	$335
Land – non-recurring	—	189
Housing	718	484

	$1,340	$1,008

Gross Margin ($)
Land – normalized	$173	$148
Land – non-recurring	—	49
Housing	120	71

	$293	$268

Gross Margin (%)
Land – normalized	28%	44%
Land – non-recurring	—	26%
Housing	17%	15%

	22%	27%

10	2012 Annual Report

Total revenue and gross margin for the year ended December 31, 2012 increased $332 million and $25 million, respectively, when compared to the same period in 2011. The increase in total revenue and gross margin is a result of the land and housing operations where there was an increase of 273 normalized lot closings, 70 normalized multi-family, industrial and commercial acre parcels, 398 raw and partially finished acre parcels and 513 homes. This was partially offset by the non-recurring closings of 1,043 single family lots and 19 multi-family, industrial and commercial acre parcels.

Included in normalized land revenue and gross margin, was a concurrent land sale of 195 single family lots and 22 multi-family acre parcels for total revenue of $264 million in the Playa Vista community in California. This transaction had gross margin of $nil on the sale of these assets. The sale occurred immediately subsequent to the acquisition of Playa Capital Company LLC or “Playa Vista”, a company that was developing the master-planned community of Playa Vista located in Los Angeles, California. Refer to Note 4 in the consolidated financial statements, included elsewhere in this annual report for a description of the Playa Vista acquisition.

The overall gross margin percentage decreased by 5% primarily due to the concurrent land sale at Playa Vista. Excluding the Playa Vista transactions, the adjusted normalized land gross margin was 48% and the overall gross margin was 27%, consistent with 2011.

Results of Operations – Land

Total land revenue was $622 million for the year ended December 31, 2012, an increase of $98 million compared to the same period in 2011. A significant portion of the increase in revenue for the year ended December 31, 2012 is the result of the bulk sales of 195 lots and 22 multi-family acres in the fourth quarter of 2012 at Playa Vista for $264 million of revenue to the Company. The year ended December 31, 2011 included the change in business practice in Alberta, which resulted in a one-time increase in revenue of $189 million. Taking the Playa Vista acquisition and the non-recurring change in business practice into account, land revenue increased by $23 million for the year ended December 31, 2012 compared to the same period in 2011. The increase in land revenue is the result of an increase in lot and acre parcel sales during the year which included the commercial parcel sale in Alberta and a parcel sale of raw land in California that occurred in the second quarter of 2012.

A breakdown of our results from land operations for the years ended December 31, 2012 and 2011 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings – normalized (single family units)	2,142	1,869
Lot closings – non-recurring (single family units)	—	1,043
Acre sales – normalized (multi-family, industrial and commercial parcels)	104	34
Acre sales – non-recurring (multi-family, industrial and commercial parcels)	—	19
Acre sales (raw and partially finished parcels)	439	41
Revenue – normalized	$622	$335
Revenue – non-recurring	$—	$189
Gross margin – normalized	$173	$148
Gross margin – non-recurring	$—	$49
Average lot selling price – normalized (single family units)	$155,000	$160,000
Average lot selling price – non-recurring (single family units)	$—	$166,000
Average per acre selling price – normalized (multi-family, industrial and commercial parcels)	$2,619,000	$1,010,000
Average per acre selling price – non-recurring (multi-family, industrial and commercial parcels)	$—	$848,000
Average per acre selling price (raw and partially finished parcels)	$42,000	$28,000

Brookfield Residential Properties Inc.	11

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings – normalized (single family units)	1,381	1,335
Lot closings – non-recurring (single family)	—	1,043
Acre sales – normalized (multi-family, industrial and commercial parcels)	82	34
Acre sales – non-recurring (multi-family, industrial and commercial parcels)	—	19
Acre sales (raw and partially finished parcels)	1	41
Revenue – normalized	$296	$255
Revenue – non-recurring	$—	$189
Gross margin – normalized	$170	$157
Gross margin – non-recurring	$—	$49
Average lot selling price – normalized (single family units)	$165,000	$165,000
Average lot selling price – non-recurring (single family units)	$—	$166,000
Average per acre selling price – normalized (multi-family, industrial and commercial parcels)	$828,000	$1,010,000
Average per acre selling price – non-recurring (multi-family, industrial and commercial parcels)	$—	$848,000
Average per acre selling price (raw and partially finished parcels)	$533,000	$28,000

The strength of our Canadian segment continued in 2012. Although total lot closings for the year ended December 31, 2012 decreased by 997 lots when compared to the same period in 2011, this included the non-recurring timing difference resulting from the change in business practice in Alberta. The change in business practice resulted in a one-time increase in lot closings of 1,043 lots or revenue of $189 million for the year ended December 31, 2011. Taking this into consideration and normalizing for this one-time increase, single family lot closings, multi-family, industrial and commercial acre parcel sales and revenue for the year ended December 31, 2012 increased by 46 lots, 48 acres and $41 million, respectively, when compared to the same period in 2011. The increase in revenue is mainly the result of increased activity in the Alberta market due to increased closings. The average per acre selling price of the multi-family, industrial and commercial parcel sales decreased due to product mix where the industrial acres closed in 2012 had a lower average selling price. The decrease in raw and partially finished acre sales is the result of a one acre parcel sale in 2012 compared to 41 acres in 2011.

For the year ended December 31, 2012, gross margin decreased by $36 million when compared to the same period in 2011. This included the non-recurring timing difference from the change in business practice in Alberta, which resulted in a one-time increase in gross margin of $49 million for the year ended December 31, 2011. Taking this into consideration, gross margin for the year ended increased $13 million as a result of increased single family lot and multi-family, industrial and commercial acre parcel closings.

California

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings – normalized (single family units)	345	317
Acre sales – normalized (multi-family, industrial and commercial parcels)	22	—
Acre sales (raw and partially finished parcels)	438	—
Revenue – normalized	$293	$56
Gross margin – normalized	$6	$(5)
Average lot selling price – normalized (single family units)	$207,000	$178,000
Average per acre selling price (multi-family, industrial and commercial parcels)	$9,273,000	—
Average per acre selling price (raw and partially finished parcels)	$41,000	—

The California segment showed strong land activity for the year ended December 31, 2012, with an increase of 28 lot closings, 22 multi-family, industrial and commercial acre sales and 438 more raw and partially finished acres sales when compared to the same period in 2011. A large portion of the increased activity was due to the Playa Vista transactions. Immediately subsequent to the acquisition, we sold 195 single family lots and 22 multi-family, industrial and commercial acres (approximately 1,500 units) to third party builders for total sales proceeds of $264 million. There was gross margin of $nil received on the sale of these assets. Also contributing to the increase was the sale of a 438 acre raw and partially finished parcel during the year for $18 million. Gross margin of $6 million is mainly the result of the raw and partially finished parcel sale in 2012 compared to a gross loss of $5 million on the single family bulk lot sale in 2011.

12	2012 Annual Report

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Lot closings (single family units)	416	217
Revenue	$33	$24
Gross margin	$(3)	$(4)
Average lot selling price (single family units)	$78,000	$108,000

The Central and Eastern U.S. segment continues to show signs of increased activity with an increase of 199 lot closings for the year ended December 31, 2012 when compared to the same period in 2011. Revenue increased by $9 million and there was an improvement in the negative gross margin to negative $3 million, mainly due to the increase in lot sales, partially offset by the decrease in average lot selling price.

Results of Operations – Housing

Housing revenue was $718 million for the year ended December 31, 2012, compared to $484 million for the year ended December 31, 2011. The increase was the result of 513 additional home closings, primarily in the Canada and Central and Eastern U.S. operating segments. Gross margin increased $49 million as a result of a 40% increase in home closings when compared to the same period in 2011.

A breakdown of our results from housing operations for the years ended December 31, 2012 and 2011 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	1,808	1,295
Revenue	$718	$484
Gross margin	$120	$71
Average home selling price	$397,000	$374,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	1,275	941
Revenue	$450	$323
Gross margin	$85	$55
Average home selling price	$353,000	$343,000

The housing market in our Canadian segment continued to be strong with increased closings in both Alberta and Ontario. Housing revenue for the year ended December 31, 2012 increased $127 million when compared to the same period in 2011. This resulted from an increase of 334 home closings and a 3% increase in the average home selling price for the year ended December 31, 2012 compared to the same period in 2011. The increase in the average home selling price was attributable to product mix, particularly due to increased closings in Ontario where our homes have a higher average selling prices when compared to Alberta. As a result of increased activity and average home selling price, gross margin increased $30 million for the year ended December 31, 2012 when compared to the same period in 2011.

California

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	285	220
Revenue	$161	$107
Gross margin	$18	$9
Average home selling price	$565,000	$486,000

Housing revenue was $161 million for the year ended December 31, 2012, an increase of $54 million when compared to the same period in 2011. The increase in revenue is due to an increase of 65 home closings for the year ended December 31, 2012 compared to the same period in 2011. Gross margin increased $9 million also as a result of the increase in home closings and a 16% increase in the average home selling price. This is primarily driven by the 64 home closings from the Bay Area compared to nine in the same period in 2011. The homes in the Bay Area have a higher average selling price when compared to other areas within California.

Brookfield Residential Properties Inc.	13

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2012	2011
Home closings	248	134
Revenue	$107	$54
Gross margin	$17	$7
Average home selling price	$432,000	$405,000

The Central and Eastern U.S. segment continued to show signs of increased activity, particularly in the Washington, D.C. market, which had increased home closings, revenue and gross margin for the year ended December 31, 2012. Housing revenue increased $53 million for the year ended December 31, 2012, when compared to the same period in 2011. The increase in revenue is attributable to 114 additional home closings for the year ended December 31, 2012 compared to the same period in 2011. For the year ended December 31, 2012, gross margin was $17 million compared to $7 million for the same period in 2011. The increase of $10 million is a result of an 85% increase in home closings combined with an increase in the average home selling price of $27,000 per home when compared to the same period of 2011.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and sale is recognized. Our incentives on homes closed by reportable segment for the years ended December 31, 2012 and 2011 have continued to decrease as a percentage of revenues with the improvement in the U.S. markets and were as follows:

	Years Ended December 31
	2012		2011
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$13	3%	$11	3%
California	4	2%	7	6%
Central and Eastern U.S.	9	8%	6	10%

	$26	3%	$24	5%

Home Sales – Net New Home Orders

Net new home orders for the year ended December 31, 2012 totalled 2,057 units, an increase of 422 units or 26% when compared to the same period in 2011. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. The increase is a result of continued strong market performance in Canada and increased activity in our U.S. markets, particularly in the Central and Eastern U.S. segment. Average monthly sales per community by reportable segment for the year ended December 31, 2012 were: Canada – 8 units (2011 – 7 units); California – 4 units (2011 – 2 units); and Central and Eastern U.S. – 2 units (2011 – 2 units). We were selling from 33 active housing communities at December 31, 2012 compared to 33 at December 31, 2011. The net new home orders for the years ended December 31, 2012 and 2011 by reportable segment were as follows:

	Years Ended December 31
(Units)	2012	2011
Canada	1,340	1,205
California	379	215
Central and Eastern U.S	261	164

	1,980	1,584
Unconsolidated entities	77	51

Total	2,057	1,635

14	2012 Annual Report

The cancellation rates for the years ended December 31, 2012 and 2011 by reportable segment were as follows:

	Years Ended December 31
	2012		2011
(Units, except percentages)	Units	% of Gross Revenues	Units	% of Gross Revenues
Canada	8	1%	5	< 1%
California	63	14%	46	18%
Central and Eastern U.S.	72	22%	52	24%

	143	7%	103	6%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, at December 31, 2012 and 2011 by reportable segment, was as follows:

	As at December 31
	2012		2011
(US$ millions, except unit activity)	Units	$	Units	$
Canada	619	$246	554	$215
California	118	$68	24	$10
Central and Eastern U.S.	80	$44	67	$39

	817	$358	645	$264
Unconsolidated entities	17	$7	14	$5

Total	834	$365	659	$269

We expect all 834 units of our backlog to close in 2013 or 2014, subject to future cancellations. The units and value of our backlog at December 31, 2012 is higher when compared to the prior year due to stronger net new home orders in 2012. Canada continues to show strong growth with an increase in backlog, primarily due to a significant backlog entering into 2012, and an increase in net new home orders for the year ended December 31, 2012. The Canadian market has been very active with its backlog units up 12% year-over-year. The California segment’s increase of 94 units at December 31, 2012 was mainly due to the timing of community openings in the San Francisco Bay Area, Los Angeles and San Diego. The Central and Eastern U.S. segment’s increase of 13 units at December 31, 2012 was mainly due to increased activity, primarily in the Washington, D.C. market.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the year ended December 31, 2012 totalled $10 million compared to $4 million for the same period in 2011. The increase is the result of an increase in activity in both of our land and housing operations of our unconsolidated entities. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Years Ended December 31
(Units, except average selling price)	2012	2011
Lot closings	140	179
Revenue	$18	$11
Gross margin	$5	$1
Average lot selling price	$131,000	$63,000

Land revenue from unconsolidated entities increased $7 million and gross margin increased $4 million for the year ended December 31, 2012 compared to the same period in 2011. This was the result of an increase in the average lot selling price of $68,000 per lot when compared to the same period in 2011. The increase in average lot selling price is due to product mix of closings from the unconsolidated entities combined with improved market conditions.

Brookfield Residential Properties Inc.	15

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Years Ended December 31
(Units, except average selling price)	2012	2011
Home closings	74	35
Revenue	$31	$13
Gross margin	$4	$2
Average home selling price	$415,000	$386,000

Housing revenue from unconsolidated entities increased $18 million and gross margin increased $2 million for the year ended December 31, 2012 compared to the same period in 2011. The increase in revenue and gross margin is the result of 39 additional home closings as well as an 8% increase in the average selling price compared to 2011. The increase in average home selling price is due to product mix of closings from unconsolidated entities combined with improved market conditions.

Selling, General and Administrative Expense

The components of the selling, general and administrative expense for the years ended December 31, 2012 and 2011 are summarized as follows:

	Years Ended December 31
(US$ millions)	2012	2011
General and administrative expense	$83	$70
Sales and marketing expense	36	30
Share-based compensation	16	(2)
Change in fair value of equity swap contracts	(7)	3

	$128	$101

The selling, general and administrative expense was $128 million for the year ended December 31, 2012, an increase of $27 million when compared to the same period in 2011. General and administrative expense increased $13 million for the year ended December 31, 2012 when compared to the same period in 2011 due to increased activity and improved results and achievement of performance targets. Sales and marketing expense for the year ended December 31, 2012 increased $6 million as a result of increased activity in both Canada and the U.S. when compared to the same period in 2011. Share-based compensation expense for the year ended December 31, 2012 increased $18 million, as a result of an increase in the liability related to share-based compensation plans compared to the same period in 2011. This was partially offset by an increase on the fair value adjustments of $10 million for the same period due to the equity swap contract related to the deferred share unit plan.

Other Expense / (Income)

Other expense for the year ended December 31, 2012 increased $1 million, when compared to the same period in 2011. The decrease is primarily a result of a fair value change of $4 million in the interest rate swap contracts for the year ended December 31, 2012 compared to the same period in 2011. In addition, there was a reduction of interest income within the Canadian operations and no fee income from California for the year ended December 31, 2012.

The components of other expense for the years ended December 31, 2012 and 2011 are summarized as follows:

	Years Ended December 31
(US$ millions)	2012	2011
Interest rate swap contracts	$3	$7
Other	(2)	(7)

	$1	$—

Income Tax Expense

Income tax expense for the year ended December 31, 2012 was $36 million, a decrease of $89 million when compared to the same period in 2011. A one-time recognition of a valuation allowance on the deferred tax assets attributable to the U.S. operating loss carryforwards from the prior period resulted in a non-recurring deferred tax expense of $71 million in the first quarter of 2011. Adjusting for this one-time item, the decrease in deferred tax expense is a result of a decrease in the return to provision movements in temporary differences, partially offset by an increase in the current tax expense attributable to higher normalized earnings from Canadian operations compared to the same period in 2011.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each

16	2012 Annual Report

subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian results yielded gains of $2 million for the year ended December 31, 2012 compared to $11 million in the same period of 2011.

QUARTERLY FINANCIAL DATA

	2012				2011
(US$ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$715.1	$244.9	$248.3	$132.1	$364.5	$227.9	$235.5	$180.1
Direct cost of sales	(603.3)	(175.9)	(175.1)	(93.4)	(276.7)	(157.8)	(180.7)	(124.8)

	111.8	69.0	73.2	38.7	87.8	70.1	54.8	55.3
Selling, general and administrative expense	(40.7)	(32.2)	(29.4)	(26.1)	(28.7)	(26.7)	(19.2)	(26.4)
Interest expense	(10.4)	(10.6)	(10.3)	(10.2)	(11.6)	(11.3)	(10.9)	(3.3)
Other income / (expense)	4.4	(0.9)	0.8	1.5	1.5	(3.1)	1.5	0.3

Income before income taxes	65.1	25.3	34.3	3.9	49.0	29.0	26.2	25.9
Income tax expense	(8.8)	(10.8)	(12.8)	(3.7)	(24.0)	(10.3)	(7.4)	(83.7)

Net income / (loss)	56.3	14.5	21.5	0.2	25.0	18.7	18.8	(57.8)

Net loss attributable to non-controlling interest and other interest in consolidated subsidiaries	(0.4)	0.4	0.3	0.4	0.8	0.5	0.4	0.8

Net income / (loss) attributable to Brookfield Residential	$55.9	$14.9	$21.8	$0.6	$25.8	$19.2	$19.2	$(57.0)

Foreign currency translation	(4.2)	6.2	(3.0)	3.1	1.5	(4.0)	0.3	13.4

Comprehensive income / (loss)	$51.7	$21.1	$18.8	$3.7	$27.3	$15.2	$19.5	$(43.6)

Earnings / (loss) per common share attributable to Brookfield Residential
Basic	$0.52	$0.15	$0.22	$0.01	$0.25	$0.19	$0.19	$(0.56)
Diluted	$0.52	$0.15	$0.22	$0.01	$0.25	$0.19	$0.19	$(0.56)

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

Fourth Quarter

Net income for the three months ended December 31, 2012 totalled $56 million, compared to net income of $26 million for the three months ended December 31, 2011. The increase in net income is the result of a $24 million increase in gross margin resulting from higher home closings and land sales, an increase in equity earnings from unconsolidated entities of $6 million, a decrease in interest expense of $1 million and a decrease in income tax expense of $15 million. This was offset by higher selling, general and administration costs of $12 million, a decrease in other income of $3 million and a decrease in the loss attributable to non-controlling interest of $1 million.

Brookfield Residential Properties Inc.	17

Total revenue and gross margin for the three months ended December 31, 2012 increased $351 million and $24 million, respectively when compared to the same period in 2011. The increase in revenue and gross margin is a result of increased activity in both our land and housing operations, with an increase of 286 lot closings, 53 acre closings and 197 home closings compared to 2011 normalized activity, which was partially offset by 201 non-recurring lot closings and 3 non-recurring acre sales from the change in business practice in Alberta. Included in normalized land revenue and gross margin was a land sale of 195 single family lots and 22 multi-family acre parcels for total revenue of $264 million in the Playa Vista community of California that occurred concurrently with the Playa Vista acquisition. This transaction had gross margin of $nil on the sale of these assets.

For the three months ended December 31, 2012, land revenue totalled $407 million, compared to $165 million for the same period of 2011. A large portion of the increase in revenue for the three months ended December 31, 2012 was the result of the Playa Vista acquisition and concurrent land sale for $264 million. Included in the three months ended December 31, 2011 was $36 million of revenue relating to the change in business practice in Alberta under U.S. GAAP. Excluding Playa Vista and the non-recurring lot closings, land revenue for the three months ended December 31, 2012 increased by $14 million in comparison to the same period of 2011. The increase in land revenue was due to an increase in normalized acre parcel sales in our Canadian operations for the three months ended December 31, 2012 compared to the same period of 2011.

For the three months ended December 31, 2012, housing revenue was $308 million, compared to $199 million for the same period of 2011. The increase in revenue of $109 million was the result of an additional 197 home closings for the three months ended December 31, 2012 compared to the same period in 2011. Each of our operating segments contributed to the increase in home closings, with our California operations seeing the greatest increase as a result of home closings in the Bay Area for the three months ended December 31, 2012 that were not present for the same period of 2011. The increase in net new home orders in the fourth quarter, particularly in California, has resulted in a higher backlog of 817 homes entering 2013, a 27% increase over the same period in 2011.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s consolidated balance sheets as of December 31, 2012 and December 31, 2011:

	As at December 31
(US$ millions)	2012	2011
Land and housing inventory	$2,250	$2,113
Investment in unconsolidated entities	155	144
Receivables and other assets	336	311
Cash and restricted cash	63	11
Deferred income tax assets	11	—

	$2,815	$2,579

Project-specific and other financings	$459	$826
Notes payable	—	470
Unsecured senior notes payable	591	—
Accounts payable and other liabilities	425	247
Deferred income tax liabilities	—	28
Other interests in consolidated subsidiaries	33	32
Total equity	1,307	976

	$2,815	$2,579

Assets

Our assets as of December 31, 2012 totalled $2,815 million, an increase of $236 million compared to December 31, 2011. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,405 million, or approximately 85% of our total assets. The land and housing assets increased when compared to December 31, 2011 due to acquisitions of $504 million, development activity and stronger backlog, partially offset by increased sales activity when compared to December 31, 2011. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

18	2012 Annual Report

A summary of our lots owned, excluding unconsolidated entities, and their stage of development at December 31, 2012 compared with December 31, 2011 follows:

	As at December 31
	2012		2011
(Units)	Units	Book Value	Units	Book Value
Land held for development (lot equivalents)	91,268	$1,429	94,057	$1,351
Land under development and finished lots (single family lots)	5,651	558	6,042	500
Housing units, including models	770	191	748	164

	97,689	$2,178	100,847	$2,015

Multi-family, industrial and commercial parcels (acres)	167	$72	257	$98

Project-Specific and Other Financings

Our project-specific and other financings as of December 31, 2012 were $459 million, a decrease of $367 million from December 31, 2011. Our project-specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. Interest charged under project-specific and other financings include LIBOR and prime rate pricing options. As of December 31, 2012, the weighted average interest rate on our project-specific and other financings was 3.6%.

Our net debt to total capitalization ratio as of December 31, 2012, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 43%, compared to 56% at December 31, 2011. The decrease was due to the decrease in our project-specific and other financings described above.

The debt maturing in 2013 and 2014 onwards is expected to either be repaid from home and/or lot deliveries over this period or extended. Additionally, as of December 31, 2012, we had project-specific debt and bank indebtedness of $714 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Project-specific and other financings consist of the following:

	As at December 31
(US$ millions)	2012	2011
Project-specific financings (a)	$269	$249
Bank indebtedness (b)	190	351
Due to affiliates (c)	—	226

	$459	$826

(a)	Project-specific financings

Project-specific financings of $269 million (December 31, 2011 – $249 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 3.7% as at December 31, 2012 (December 31, 2011 – 4.0%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings consist of the following:

	As at December 31
(US$ millions)	2012	2011
Secured facilities (i)	$220	$201
Secured vendor take back (“VTB”) mortgages (ii)	49	48

	$269	$249

(i)	Project-specific financings totalling $203 million (December 31, 2011 – $174 million) have variable interest rates ranging from prime to LIBOR plus 3.5% and fixed rates ranging from 1.5% to 6.0%. The facilities are secured by the land and housing inventory assets to which the borrowings relate. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.5 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At December 31, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings LLC’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Tangible net worth	$325	$779
Net indebtedness to capitalization	65%	35%
Net indebtedness to tangible net worth	2.50 to 1	0.53 to 1

Brookfield Residential Properties Inc.	19

Project-specific financings totalling $nil (December 31, 2011 – $19 million) were secured by the land and water rights to which the borrowings related and had floating interest rates ranging from the lower of prime less 0.5% to prime plus 1.0%, with some facilities having a floor of 5.0% to 5.3% and some facilities having fixed interest rates ranging from 5.5% to 6.0%. These credit facilities required Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At December 31, 2012, these borrowings had been repaid in full.

Project-specific financings totalling $6 million (December 31, 2011 – $8 million) have floating interest rates ranging from the lower of LIBOR plus 3.0% and U.S. prime plus 1.0% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200 million and a net indebtedness to capitalization ratio of no greater than 65%. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At December 31, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Tangible net worth	$200	$351
Net indebtedness to capitalization	65%	18%

Project-specific financings totalling $11 million (December 31, 2011 – $nil) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$11 million (December 31, 2011 – $nil). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $373 million and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Tangible net worth	$373	$646
Debt to equity	1.75 to 1	0.41 to 1

(ii)	$49 million (December 31, 2011 – $48 million) of project-specific financings consist of 21 secured VTB mortgages (December 31, 2011 – 14 secured VTB mortgages).

18 secured VTB mortgages (December 31, 2011 – 11 secured VTB mortgages) in the amount of $42 million (December 31, 2011 – $42 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$42 million (December 31, 2011 – C$43 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 3.0% to fixed rates ranging from 3.0% to 6.0% and the debt is secured by related lands. As at December 31, 2012, these borrowings have not been subject to financial covenants.

Three secured VTB mortgages (December 31, 2011 – two secured VTB mortgages) in the amount of $7 million (December 31, 2011 – $5 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at rates between 5.0% and 12.0% and the debt is secured by related lands. As at December 31, 2012, these borrowings are not subject to any financial covenants.

As at December 31, 2011, one secured VTB mortgage in the amount of $1 million relating to raw land held for development by Brookfield Residential (US) LLC was outstanding. The interest rate on this debt was fixed at 6.0% and the debt was secured by related lands. As at December 31, 2012, these borrowings have been repaid in full.

20	2012 Annual Report

(b)	Bank indebtedness

The Company has four secured credit facilities (December 31, 2011 – four secured credit facilities) with various Canadian banks totalling $190 million (December 31, 2011 – $342 million) and one unsecured credit facility with a U.S. bank totalling $nil (December 31, 2011 – $9 million). Based on the borrowing-base calculations at December 31, 2012, the availability on our bank indebtedness was $325 million. Bank indebtedness consists of the following:

	As at December 31
(US$ millions)	2012	2011
Secured facilities (i)	$190	$342
Unsecured credit facility (ii)	—	9

	$190	$351

(i)	Bank indebtedness totalling $190 million (December 31, 2011 – $342 million) is repayable in Canadian dollars in the amount of C$189 million (December 31, 2011 – C$349 million) and allows the Company to borrow up to approximately C$515 million (US$519 million) as at December 31, 2012 (December 31, 2011 – C$534 million (US$522 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 120 to 364 days. The facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $373 million and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Tangible net worth	$373	$646
Debt to equity	1.75 to 1	0.41 to 1

The facilities also require Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $101 million and a debt to tangible net worth ratio of no greater than 2.0 to 1. At December 31, 2012, we were in compliance with all of our covenants relating to bank indebtedness.

The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Tangible net worth	$101	$106
Debt to tangible net worth	2.00 to 1	0.75 to 1

(ii)	Bank indebtedness totalling $nil (December 31, 2011 – $9 million) is repayable in U.S. dollars and allows the Company to borrow up to $10 million as at December 31, 2012. The credit facility bears an interest rate of LIBOR plus 3.0%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.5 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At December 31, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes Holdings LLC’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Tangible net worth	$300	$779
Net indebtedness to capitalization	2.50 to 1	0.53 to 1

Brookfield Residential Properties Inc.	21

(c)	Due to affiliates

Amounts due to affiliates was $nil (December 31, 2011 – $226 million) on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. The Company paid this amount in its entirety through proceeds of a senior unsecured notes issuance, as discussed below in Notes Payable. At December 31, 2012, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At December 31, 2012, this revolving operating facility required Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At December 31, 2012, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions)	Covenant	Actual as at December 31 2012
Minimum shareholders’ equity	$300	$936
Net debt to capitalization	65%	28%

Notes Payable

Notes payable consists of the following:

	As at December 31
(US$ millions)	2012	2011
Senior note payable (a)	$—	$259
Junior note payable (a)	—	211
Unsecured senior notes payable (b)	591	—

	$591	$470

(a)	On March 31, 2011, in connection with the Transactions, the Company issued two promissory notes payable to Brookfield Office Properties, a C$265 million (US$273 million) senior note and a C$215 million (US$222 million) junior subordinated note.

The senior note had a fixed rate of interest of 6.5% and a term to December 31, 2015 with original principal payments of C$50 million due on each of the last business days of 2012, 2013 and 2014 and the balance of C$115 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the $265 million of senior note transaction debt such that the scheduled principal payments of C$50 million during each of the next three years would be due along with the final payment of C$115 million on December 31, 2015. These extended payments had interest from the date of the amendment at a fixed rate of 7.5%.

The C$215 million junior subordinated note had a fixed rate of interest of 8.5% and was payable in full on December 31, 2020. The covenants with respect to both of these notes payable were that the Company maintain total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%.

As of December 31, 2012, these borrowings have been repaid in full.

(b)	On December 14, 2012, Brookfield Residential issued $600.0 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The net proceeds of approximately $589 million, after transaction costs, were used to pay off the senior and junior notes payable, amounts due to affiliates, a portion of our project specific financing and bank indebtedness and the remainder for general corporate purposes. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of our wholly-owned subsidiaries, each of which is directly or indirectly 100% owned by Brookfield Residential Properties Inc. A breakdown of the unsecured senior notes payable balance is outlined below:

	As at December 31
	2012	2011
Unsecured notes payable principal	$600	$—
Transaction costs	(11)	—
Accrued interest	2	—

	$591	$—

22	2012 Annual Report

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs with the related debt. These costs of approximately $11 million are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the year ended December 31, 2012. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of December 31, 2012 are reflected in the table below:

(US$ millions)	Covenant	Actual as at December 31 2012
Minimum fixed charge coverage	2.00 to 1	3.00 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	1.13 to 1

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies, Moody’s and Standard & Poor’s (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time. Our credit ratings at December 31, 2012 and at the date of this report were as follows:

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

At December 31, 2012, we had cash and cash equivalents of $50 million, compared to $2 million at December 31, 2011.

The net cash flows for the years ended December 31, 2012 and 2011 were as follows:

	Years Ended December 31
(US$ millions)	2012	2011
Cash flows provided by operating activities	$42	$23
Cash flows provided by / (used in) investing activities	16	(6)
Cash flows used in financing activities	(10)	(19)

	$48	$(2)

Brookfield Residential Properties Inc.	23

Cash Flow Provided by Operating Activities

Cash flows provided by operating activities during the year ended December 31, 2012 totalled $42 million, compared to $23 million during 2011. During 2012, cash provided by operating activities was impacted by an increase in land and housing inventory due to strategic land purchases and an increase in receivables and other assets offset by an increase in accounts payable and other liabilities and our net income. Acquisitions in 2012 totalled $504 million consisting of $136 million in Canada, $16 million in Central and Eastern U.S. and $352 million in California. California included $258 million for Playa Vista. During 2011, cash provided by operating activities was impacted by an increase in receivables and other assets and a decrease in accounts payable and other liabilities offset by a decrease in land and housing inventory and our net income. Acquisitions in 2011 totalled $140 million consisting of $58 million in Canada, $7 million in Central and Eastern U.S. and $75 million in California.

Cash Flow Provided by Investing Activities

During 2012, cash flow provided by investing activities totalled $16 million compared to cash flow used in investing activities of $6 million in 2011. During 2012, we invested $15 million in unconsolidated entities and increased restricted cash balances by $4 million primarily with the acquisition of Playa Vista, partially offset by distributions from unconsolidated entities of $35 million primarily driven by the new venture in Alberta. During 2011, we invested $16 million in unconsolidated entities and increased restricted cash balances by $2 million partially offset by distributions from unconsolidated entities of $12 million.

Cash Flow Used in Financing Activities

Cash used in our financing activities for the year ended December 31, 2012 was $10 million, compared with $19 million for the same period in 2011. The cash used in our financing activities in 2012 was primarily from the proceeds of our common share issuance of $230 million and unsecured senior notes payable of $589 million used to repay our notes payable of $486 million and project-specific and other financings and bank lines. The draws to date in 2012 have been used to fund acquisitions and development costs towards 2012 sales. In 2011, the Company also invested $19 million into an escrowed stock plan, as well as $10 million in dividends to preferred shareholders.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as of December 31, 2012 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Project-specific and other financings(1)(2)	$269	$169	$80	$5	$15
Bank Indebtedness(1)(2)	190	190	—	—	—
Unsecured senior notes payable(3)	600	—	—	—	600
Interest on senior notes payable	312	39	78	78	117
Accounts payable and other obligations	425	425	—	—	—
Operating lease obligations(4)	28	5	9	7	7
Purchase agreements(5)	63	53	10	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 7 to the consolidated financial statements for additional information regarding project-specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 7 to the consolidated financial statements for additional information regarding our floating rate debt.
(3)	Amounts are included on the consolidated balance sheets. See Note 8 to the consolidated financial statements for additional information regarding unsecured senior notes payable.
(4)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(5)	See Note 15 to the consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

On November 20, 2012, we issued 8,000,000 common shares for total gross proceeds of approximately $116 million through a public offering, and, concurrently, a total of 8,000,000 million common shares for gross proceeds of $111 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, we issued 424,696 common shares under the provision of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $6 million.

At February 14, 2013, 116,279,643 Common Shares and 65,246 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At February 14, 2013, 5,284,187 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

24	2012 Annual Report

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of December 31, 2012, we had $63 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $149 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this annual report, we have consolidated $84 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 4,754 lots and control under option 1,916 lots through our proportionate share of unconsolidated entities. As of December 31, 2012, our investment in unconsolidated entities totaled $155 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of December 31, 2012, we had completion guarantees of $2 million and limited maintenance guarantees of $10 million with respect to debt in our unconsolidated entities. During the year ended December 31, 2012, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included later in this annual report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of December 31, 2012, we had $53 million in letters of credit outstanding and $221 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds at December 31, 2012 are $38 million and $93 million, respectively.

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of and for the year ended December 31, 2012 were as follows:

•

Notes payable owed to Brookfield Office Properties, an affiliate of the Company, were paid off in full during the year. For the year ended December 31, 2012, interest of $35 million was incurred relating to these facilities (2011 – $27 million).

•

An unsecured revolving operating facility with a principal amount outstanding of $nil (December 31, 2011 – $226 million) with a subsidiary of Brookfield Asset Management Inc., the Company’s largest shareholder. For the year ended December 31, 2012, interest of $12 million (2011 – $15 million), was incurred relating to this facility.

•	During the year ended December 31, 2012, the Company paid $40 million (2011 – $nil) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•

During the year ended December 31, 2012, the Company paid $26 million (2011 – $nil) to Brookfield Asset Management Inc. to acquire the tax attributes of a subsidiary of Brookfield Asset Management. The transactions were recorded at the exchange amount.

•

During the year ended December 31, 2012, the Company borrowed $225 million in the form of a promissory note from a subsidiary of Brookfield Asset Management. Total interest paid to the Brookfield Asset Management subsidiary on the note was $nil. The promissory note was repaid in full prior to the end of the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Brookfield Residential Properties Inc.	25

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included later in this annual report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Carrying Values

In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 assume recent sales activity and normalized sales rates beyond 2013. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the year ended December 31, 2012 and no impairment charges were required. This is consistent with the year ended December 31, 2011.

The locations of the projects reviewed were as follows:

Number of Projects
Canada	36
California	26
Central and Eastern U.S.	25
Unconsolidated entities	14

101

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

Our land and housing inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

26	2012 Annual Report

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax asset. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax asset.

Provisions / (benefits) for federal, state and provincial income taxes are calculated on reported pre-tax income / (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions / (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions / (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision / (benefit) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision / (benefit) in the period in which such determination is made.

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. On a quarterly basis, the Company assesses the need for valuation allowances for its deferred tax assets based on ASC Topic 740’s more-likely-than-not realization threshold criterion. In the Company’s assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration and tax planning alternatives. In accordance with ASC Topic 740, the Company assesses whether a valuation allowance should be established based on its determination of whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The Company’s assessment of the need for a valuation allowance on its deferred tax assets includes assessing the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on December 31, 2012 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

Brookfield Residential Properties Inc.	27

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance became effective for the Company beginning January 1, 2012 and was applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at December 31, 2012, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at the period ended December 31, 2012. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

28	2012 Annual Report

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition and results of operations. Additional risks and uncertainties not previously known to the Company, or that the Company currently deems immaterial, may also impact our operations and financial results. A more detailed description of the Company’s business environment and risks, is provided in the Annual Information Form and is available on our website at www.brookfieldrp.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

General Business Risks

The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce profits that may not be recaptured, could cause cancellations of home sales orders and could affect our results of operations and liquidity.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic and industry conditions such as employment levels; availability and cost of financing for homebuyers; political changes; regulatory changes; interest rates; foreclosure rates; levels of new and existing homes for sale; inflation; adverse changes in tax laws; the level of household debt affecting our customer demographic; the cost and availability of labour; the cost of materials and supplies; the ability of existing homeowners to sell their existing homes at prices that are acceptable to them; the Canadian, U.S. and global financial system and credit markets, including stock market and credit market volatility; private and federal mortgage financing and mortgage insurance programs and federal, provincial and state regulation of lending practices; federal, provincial and state property and income tax provisions (including provisions for the deduction of mortgage interest payments in the United States); housing demand from population growth and demographic changes (including immigration levels and trends in urban and suburban migration); the supply of available new or existing homes and other housing alternatives, such as apartments and other residential rental property; real estate taxes; competitive and market demand dynamics in our key markets; zoning laws; the supply of land suitable for development in our markets in Canada and the United States; consumer confidence; and demographic trends, including slower rates of population growth or population declines in our key markets. These factors could have a negative impact on housing demand and supply. For example, an oversupply of housing in general and alternatives to new homes, such as resale homes, including homes held for sale by investors and speculators, foreclosed homes and rental properties, may affect our sales, depress prices and reduce margins. The U.S. and Canadian land development and homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Especially in the U.S. market, reduced homebuyer confidence, due principally to price declines, the number of foreclosures and continued high unemployment in the economy, may lead some homebuyers to cancel or not honour their home sales contracts altogether. A more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes may also impact cancellations and reduce our ability to realize our backlog.

An economic downturn in Ontario or Alberta, Canada or a slowdown in our business in the United States could have an additional adverse effect on our operating results and financial conditions.

The market for new homes in Canada is and has remained relatively stable, except for the period from October 2008 to March 2009 and the recent slowdown in 2012 from the latest record pace of growth. We cannot provide any assurances that this market stability will continue. Any economic downturn in Alberta or Ontario or an increase in unemployment, increase in interest rates or decrease in immigration, could have a material adverse effect on our Canadian operations.

The downturn in the U.S. housing market, which we believe started with an excessive supply of credit, a decline in consumer confidence, a decline in home prices and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, high unemployment, fear of job loss, a decline in the securities markets, an increase in the number of homes that are or will be available for sale due to foreclosures, an inability of homebuyers to sell their current homes, a deterioration in the credit markets and the direct and indirect impact of the turmoil in the mortgage loan market. All of these factors have contributed to the significant decline in the demand for new homes in the United States. Moreover, the U.S. government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and providing relief to homeowners facing foreclosure have only had a limited beneficial effect on the industry. It is unclear whether these measures will effectively stabilize prices and home values or restore consumer confidence and increase demand in the homebuilding industry.

The significant number of home mortgage foreclosures in the United States has increased supply of homes and further driven down prices, making the purchase of a foreclosed home an attractive alternative to purchasing a new home in some markets. Homebuilders have responded to declining sales and increased cancellation rates on home purchase contracts with significant

Brookfield Residential Properties Inc.	29

concessions, further adding to the price declines. With the decline in the values of homes and the inability of many homeowners to make their mortgage payments, the credit markets have been significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy has weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, in the United States demand for new homes remains at historically low levels. We cannot predict the duration or ultimate severity of the current challenging conditions, nor can we provide assurance that our responses to the downturn or the U.S. federal and state governments’ attempts to address the troubles in the U.S. housing market or the economy generally will be successful.

To the extent the current economic environment does not improve or any improvement takes place over an extended period of time or if similar conditions affect the Canadian homebuilding industry, our business, financial condition and results of operations may be adversely affected.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us.

People who are not employed or are underemployed or are concerned about the loss, or potential loss, of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

If the market value of our land and housing inventories declines, our results of operations could be adversely affected by impairments and write-downs.

We acquire land in the ordinary course of our business. There is an inherent risk that the value of our land may decline after purchase, which also may affect the value of our housing inventories and homes under construction. The valuation of property is inherently subjective and based on the individual characteristics of each property. The market value of our land and housing inventories depends on general and local real estate market conditions. The risks mentioned above can cause these conditions to change and thereby subject valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for building lots controlled under option or similar contracts may be put at risk. If market conditions deteriorate, some of our assets may be subject to impairments and write-down charges which would adversely affect our operations and financial results.

If housing demand decreases below what was anticipated when we acquired or developed our inventory, profitability may be adversely affected and we may not be able to recover the related costs when selling and building homes. We regularly review the value of our land holdings and will continue to do so on a periodic basis. Write-downs and impairments in the value of the inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Because almost all of the purchasers of our homes require mortgage financing, an increase in interest and mortgage rates or a reduction in the availability of mortgage financing will discourage people from buying new homes.

Virtually all of the purchasers of our homes finance their acquisitions through mortgage financing. Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could depress the market for new homes because the increased monthly costs will discourage potential homebuyers. Even if potential purchasers do not need financing, fewer loan products and tighter loan qualifications could make it harder for them to sell their homes to potential future buyers who need financing, which would further discourage potential homebuyers. These circumstances could prevent or limit our ability to attract new purchasers as well as our ability to fully realize our backlog. As a result, an increase in mortgage rates and reduced mortgage availability could adversely affect our ability to sell new homes and the price at which we can sell them.

In Canada, bank regulators, the Ministry of Finance, Canada Mortgage and Housing Corporation and the Bank of Canada work in concert to manage mortgage lending practices. In addition, mortgage insurance is mandatory for mortgages with a loan-to-value ratio greater than 80%. This insurance covers the entire loan amount for its full duration. During the past four years, mortgage insurance rules have been tightened to shorten amortization periods, to increase minimum equity requirements and to limit the insured loan amounts, which has made access to mortgages more difficult and may negatively impact homebuyers’

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ability to purchase homes. In the United States, since 2007, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some borrowers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has reduced demand for new homes and the duration and severity of the effects are uncertain.

Our business is seasonal in nature and quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. Homebuilders typically experience the highest new home order activity in the spring and summer months, although new order activity is also highly dependent on the timing of new community openings as well as other market factors. We typically experience the highest rate of orders for new homes in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year. If, due to construction delays or other reasons, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires, we are unable to deliver our expected number of homes in the second half of the calendar year, the full year results of operations may be adversely affected. In many cases, we may not be able to recapture increased costs by raising prices because we fix our prices in advance of delivery by signing new sales contracts.

Our business and financial results could be adversely affected by significant inflation or deflation.

Inflation can adversely affect us by increasing costs of land, materials and labour. At the same time, however, we may not be able to offset any such cost increases because an oversupply of homes relative to demand may make it difficult for us to increase the sales prices of homes. Moreover, with inflation, our costs of capital could increase, and the purchasing power of our cash resources could decline. Efforts by the government to stimulate the economy have increased the risk of inflation and its resulting adverse impact on our business or financial results. In addition, inflation is often accompanied by higher interest rates as a result of changes to U.S. or Canadian monetary policies, which have a negative impact on mortgage financing and housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially limit market activity and have a negative impact on our results of operations.

These factors, many of which are beyond our control, could cause, even if they affect only one of our master-planned communities, our business, financial condition and operating results to deteriorate.

Laws and regulations related to property development, ownership and occupation of land, sales and customer financing, hazardous materials and the protection of the environment, health and safety in our master-planned communities, subject us to additional costs and delays which could adversely affect our business and results of operations.

We must comply with extensive and complex regulations affecting the land development and homebuilding industry. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved for a particular development or project, if approved at all. These regulations could impose additional costs and delays, which will adversely affect our business and results of operations. In addition, new development projects may be subject to various assessments for schools, parks, streets and highways and other public improvements such as the adequacy of water and sewage facilities, roads and other local services, the costs of which can be substantial. These assessments can have a negative impact on sales by raising the price that homebuyers must pay for our homes. Fees imposed on developers to fund schools, open spaces, road improvements, and/or provide low and moderate income housing, could further increase our costs and have an adverse effect on our operations.

We must also comply with a variety of local, state, provincial and federal laws, ordinances, rules and regulations concerning the protection of the environment, health and safety. They cover, for example, the discharge of pollutants, including asbestos, into the water and air, the handling of hazardous or toxic materials and the cleanup of contaminated sites currently or formerly owned, leased or occupied by us. These environmental laws bring potential environmental risks and liabilities, whether or not

Brookfield Residential Properties Inc.	31

we caused or knew of the pollution, or severely restrict land development and homebuilding activity in environmentally sensitive regions or areas. The presence of hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security.

Environmental regulations sometimes result in delays and could cause us to implement time-consuming and expensive compliance programs. They can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Health and safety issues within our communities may harm our reputation and negatively affect our operations.

Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our construction activities. Moreover, in many markets government authorities have implemented no-growth or growth control initiatives, often as a result of local grass-roots lobbying efforts.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have an adverse impact on our results of operations.

The approval of numerous government authorities must be obtained in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. Various local, provincial, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities. Certain provinces, states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. Approval of, or expansion of, slow- or no-growth measures would reduce our ability to open new home communities and to build and sell homes in the affected markets, including with respect to land we may already own, and would create additional costs and administration requirements, which in turn could harm our future sales and earnings.

Government regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency regulation may be implemented by Canadian or U.S. federal, provincial, state or municipal authorities, which may, even if phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. The industry also has experienced an increase in provincial, state and local legislation and regulations that limit the availability or use of land. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or by private parties.

Our business and results of operations could be materially adversely affected by labour relations.

We are party to a collective bargaining agreement with the Universal Workers Union L.I.U.N.A. Local 183 pursuant to which we are required to use union members in connection with construction projects undertaken in Simcoe County, the area which is north of Toronto. The agreement expires on April 30, 2013, subject to automatic renewal every three years.

Although we believe our relations with the Universal Workers Union L.I.U.N.A. Local 183 to be good, we cannot give assurance that we will not be affected in the future by strikes, work stoppages or other labour disputes. Any such events could have a material adverse effect on our business and results of operations. Moreover, our non-union labourers may become subject to labour union organizing efforts. If any current non-union labourers were to unionize, we would incur increased risk of work stoppages and possibly higher labour costs.

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Difficulty in retaining qualified trades workers, or obtaining required materials, supplies, utilities and resources could delay or increase the cost of home construction and will adversely affect our business and results of operations.

Land developers and homebuilders are subject to risks related to the availability and cost of materials, supplies, labour and services, including shortages of qualified trades people; unionization and labour disputes, for example in the context of collective bargaining; shortages of building materials; unforeseen environmental and engineering problems; lack of availability of adequate utility infrastructure and services; increases in the cost of certain materials (particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs); and material fluctuations in utility and resource costs. In addition, the cost of petroleum products fluctuates and may increase as a result of geopolitical events or accidents. This could result in higher prices for any product utilizing petrochemicals, increased building material delivery costs, and higher land development costs. We also depend on the continued availability of and satisfactory performance by sub-contractors for the construction of our homes. For example, in Alberta given the strength of the commodity and agriculture industries, there is significant competition for skilled tradesmen. In addition, the difficult operating environment over the last five years in the Unites States has resulted in the failure of some sub-contractors’ businesses and may result in further failures. Furthermore, restrictions on immigration can create a shortage of skilled labour. When any of these difficulties occur, it will cause delays and cost increases, which may have a material adverse effect on the business and results of operations.

Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire such properties.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and lots at acceptable prices. The availability of undeveloped land and lots for purchase at favourable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would reduce revenue and profits. In addition, our ability to make land purchases will depend upon whether we have sufficient liquidity to fund such purchases.

If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If we are unable to develop and market our master-planned communities successfully or to generate positive cash flows from these operations within expected timeframes, it will have a material adverse effect on our business and results of operations.

Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales.

As a master-planned community developer, we will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of our communities, including actions by subcontractors. Our sales may be negatively affected if any efforts made by us to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect our results of operations. In addition, our business and results of operations would be adversely affected if we are required to make material expenditures related to the settlement of these issues or disputes, or to modify our community development plans.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavours.

As a part of our business strategy, we may make acquisitions, significant investments in, or disposals of businesses. Any future acquisitions, investments or disposals would be accompanied by risks such as difficulties in assimilating the operations and personnel of acquired companies or businesses; diversion of our management’s attention from ongoing business concerns; our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations; maintenance of uniform standards, controls, procedures and policies; and impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives. In addition, acquisitions or other major investments can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and other asset impairments increases during a cyclical housing downturn in which our profitability declines. We cannot guarantee that we will be able to successfully integrate any company or business that we have acquired or might acquire in the future, and our failure to do so could harm our current business.

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While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business, thus we will sometimes face liabilities when we act as a general contractor and we will sometimes be responsible for losses when we hire general contractors.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of our business. These claims are common in the homebuilding industry and can be costly.

Further, where we act as the general contractor, we will be responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and if successful these claims give rise to liability. Subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the industry; however, if Canadian or U.S. regulatory agencies or courts reclassify the employees of sub-contractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their subcontractors.

Where we hire general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors, we will sometimes become responsible for the losses or other obligations of the general contractors. The costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims in the future, our business and results of operations will be adversely affected.

Increasingly in recent years, individual and class action lawsuits have been filed against homebuilders asserting claims of personal injury and property damage caused by a variety of issues, including faulty materials and the presence of mold in residential dwellings. Furthermore, decreases in home values as a result of general economic conditions may result in an increase in both non-meritorious and meritorious construction defect claims, as well as claims based on marketing and sales practices. Our insurance may not cover all of the claims arising from such issues, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience litigation costs and losses that could reduce our net income. Even if we are successful in defending such claims, we may incur significant costs.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our land development and homebuilding activities, we are exposed to potentially significant litigation, arbitration proceedings and other claims, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. With respect to certain general liability exposures, including construction defect and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process requires us to exercise significant judgment due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages.

If we are not able to raise capital on favourable terms or at all, our business and results of operations will be adversely affected.

We operate in a capital intensive industry and require capital to maintain our competitive position. The failure to secure additional debt or equity financing or the failure to do so on favourable terms will limit our ability to grow our business, which in turn will adversely affect our business and results of operations. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate inventory. If our plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, we will likely seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations.

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The availability of financing from banks and the public debt markets has declined significantly in the United States. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for homebuilders in general, we cannot be certain that we will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances, is not available when needed or is not available on acceptable terms, our business and results of operations will be adversely affected.

Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites.

We own and may purchase a number of sites each year and are therefore dependent on our ability to process a number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

Our debt and leverage could adversely affect our financial condition.

Our total debt as of December 31, 2012 was approximately $1.05 billion. Our leverage could have important consequences, including the following: the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future; a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes; some of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make us more vulnerable to a general economic downturn. If any of these conditions occur, or should we be unable to repay these obligations as they become due, our financial condition will be adversely affected.

In addition, our various debt instruments contain financial and other restrictive covenants that may limit our ability to, among other things, borrow additional funds that might be needed in the future. We also guarantee shortfalls under some of our community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. We finance many of our projects located in the United States individually. As a result, to the extent we increase the number of projects and our related investment, our total debt obligations may increase. In general, we repay the principal of our debt from the proceeds of home and lot closings. Based on our interest rate sensitive net debt levels, as of December 31, 2012, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $2 million on our cash flows.

Changes to foreign currency exchange rates could adversely affect our earnings and net asset value.

We have businesses with earnings in both the United States and Canada. Our financial results are reported in US$. Changes in the US$-C$ exchange rate will affect the value of the reported earnings and the value of those assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, and vice versa. Our business, financial condition and operating results may be adversely affected by such exchange rate fluctuations.

Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters.

Adverse weather conditions and natural and man-made disasters such as hurricanes, tornadoes, storms, earthquakes, floods, droughts, fires, snow, blizzards and other environmental conditions, as well as terrorist attacks, riots and electrical outages, can have a significant effect on our ability to develop our communities. These adverse conditions can cause physical damage to work in progress and new homes, delays and increased costs in the construction of new homes and disruptions and suspensions of our operations, whether caused directly or by disrupting or suspending operations of those upon whom we rely in our operations. Such adverse conditions can mutually cause or aggravate each other, and their incidence and severity are unpredictable. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruptions or losses resulting from adverse weather or natural or man-made disasters, our business and results of operations will be adversely affected. In addition, damage to new homes caused by adverse weather or a natural or man-made disaster may cause our insurance costs to increase.

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Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits.

We are confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with our business. Some of the actions that have been or could be taken by insurance companies include: increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism; and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect our ability to obtain appropriate insurance coverage at reasonable costs.

In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and costly.

An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment, completion and surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment, completion and surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. Our ability to obtain additional performance, payment, completion and surety bonds and letters of credit primarily depends on our capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the performance bond market. Performance, payment, completion and surety bond and letter of credit providers consider these factors, in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our claims record or our providers’ requirements or policies change or if the market’s capacity to provide performance and completion bonds is not sufficient and we are unable to renew or amend our existing facilities on favourable terms or at all, we could be unable to obtain additional performance, payment, completion and surety bonds or letters of credit when required, which could have a material adverse effect on our business, financial condition and results of operations.

Investors might have difficulty enforcing civil liabilities in the United States against us and our directors and officers.

We are organized outside of the United States. Many of our directors and officers and the experts named in this Annual Report reside outside the United States. Because we and such persons are located outside the United States, it may not be possible for investors to effect service of process within the United States on us or them. Furthermore, it may not be possible for investors to enforce against us or them, in the United States, judgments obtained in U.S. courts, because a substantial portion of our and their assets are located outside the United States. Investors’ rights will be subject to the laws of multiple jurisdictions, and investors may not be able to enforce effectively investors’ rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly and often result in substantial uncertainty and delay in the enforcement of rights. In addition, treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court. We have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction over the matter that was recognized by a Canadian court for such purposes. However, we cannot assure investors that this will be the case. In addition, we have also been advised by our Canadian counsel that it is less certain that an action can be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers or some of the experts named in this Annual Report.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Canada may be materially different from those of the United States. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s laws should govern, which could adversely affect investors’ ability to enforce their rights.

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Tax law changes could make home ownership more expensive or less attractive.

In the United States, unlike in Canada, significant expenses for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, eliminating or substantially modifying these income tax deductions, the after-tax cost of owning a new home would increase for many potential purchasers of our homes. Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential purchasers of our homes to obtain financing or their desire to purchase new homes. In addition, increases in sales and other taxes could discourage potential homebuyers from purchasing one of our homes.

Any resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

Higher cancellation rates of existing agreements of sale may have an adverse effect on our business.

Our backlog reflects agreements of sale with our homebuyers for homes that have not yet been delivered. We receive a deposit from our homebuyers for each home reflected in our backlog, and we have the right, subject to certain exceptions, to retain the deposit if the homebuyer defaults under their agreement by failing to comply with their obligations under their agreement such as, subject to state and local law, the homebuyer’s inability to sell his or her current home or the homebuyer’s inability to make additional deposits required prior to the closing date. In addition, in our Canadian markets we have the right to retain the deposits and pursue the buyer for damages or specific performance in the event of a buyer’s breach of the purchase and sale agreement. However, in the United States, if prices for new homes decline, competitors increase their use of sales incentives, interest rates increase, the availability of mortgage financing diminishes or if there is a further downturn in local or regional economies or the national economy, U.S. homebuyers may terminate their existing home purchase contracts with us, in many cases without our having recourse against them other than retention of their deposit, in order to negotiate for a lower price or because they cannot, or become reluctant to, complete the purchase.

If uncertain economic conditions in the United States and Canada continue, if mortgage financing becomes less available or if current homeowners find it difficult to sell their current homes, more homebuyers may cancel their agreements of sale with us. In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. Nevertheless, the deposits may not cover the additional costs involved in remarketing the home and carrying of higher inventory. Significant numbers of cancellations could adversely affect our business, financial condition and results of operations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

Residential land development and homebuilding is a competitive industry, and competitive conditions may adversely affect our results of operations.

The residential land development and homebuilding industry is highly competitive. Residential land developers and homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labour and capital. We compete with other local, regional and national homebuilders, often within larger communities designed, planned and developed by such homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition we face. We also compete with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. Competitive conditions in the land development and homebuilding industry could result in: difficulty in acquiring suitable land at acceptable prices; increased selling incentives; lower sales volumes and prices; lower profit margins; impairments in the value of our inventory and other assets; increased construction costs and delays in construction.

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If we are not able to retain our executive officers, our business and results of operations could be adversely affected.

We do not have employment agreements with any of our executive officers, which could affect our ability to retain their services. Should we lose the services of one or all of our executive officers and they cannot be adequately replaced, our ability to accomplish the objectives set forth in our business plan could be adversely affected.

Our relationship with our majority shareholder, Brookfield Asset Management, and other affiliates may be on terms more or less favourable than those that could be obtained from third parties.

As of February 14, 2013, Brookfield Asset Management beneficially owned or controlled or directed, directly or indirectly, 68.9% of our outstanding Common Shares and our relationship with Brookfield Asset Management and its affiliates includes an unsecured revolving credit facility with a subsidiary of Brookfield Asset Management, the purchase of Canadian tax credits from Brookfield Asset Management for the year ended December 31, 2012, and the acquisition of certain tax attributes of a subsidiary of Brookfield Asset Management through the purchase of such subsidiary by the Company. Additionally, we have the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties Inc. and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management. There can be no assurance that these arrangements are on terms at least as favourable to us as those that could be negotiated with third parties, or that procedural protections to be put in place to simulate arm’s length negotiations, such as the prior approval of related party transactions by our independent directors, will have such effect. Conversely, the terms of our agreements with affiliates could be more favourable to us than would be available from a third party. In such event, should we be required to replace these arrangements, there can be no assurance that we could obtain terms as least at favourable as those with affiliates.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Certain areas in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. These areas have also experienced material fluctuations in utility and resource costs. Shortages of natural resources, particularly water, in our markets, may make it more difficult for us to obtain regulatory approval of new developments, it may also cause us to incur additional costs and lead us to be unable to complete construction on a timely basis if such shortages and utility rate fluctuations arise. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes.

Risks Related to the Company’s Common Shares

If our share price declines, investors in our Common Shares could lose a significant part of their investment.

The market price of our Common Shares may be influenced by many factors, some of which are beyond our control, including those described above in “Risks Related to the Business and Industry of the Corporation” and the following:

•	the failure of securities analysts to cover our Common Shares;

•	changes in financial estimates by securities analysts;

•	the inability to meet the financial estimates of analysts who follow our Common Shares;

•	the failure to meet, or delay in meeting, our growth targets;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	general economic and stock market conditions;

•	risks related to our business and our industry, including those discussed above;

•	conditions in the land development and homebuilding markets and housing markets generally;

•	terrorist acts;

•	future sales of our Common Shares or other securities;

•	interest rates;

•	investor perceptions of the investment opportunity associated with our Common Shares relative to other investment alternatives; and

•	guidance, if any, that we provide to the public about our future earnings or prospects, any changes in this guidance or our failure to meet this guidance.

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As a result of these factors, investors in our Common Shares may not be able to resell their Common Shares at or above the price at which they were purchased or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Common Shares, regardless of our operating performance. In addition, price volatility may be greater if the trading volume of our Common Shares is low.

Brookfield Asset Management’s status as our majority shareholder may create conflicts of interest with our other shareholders and could cause us to take actions that our other shareholders do not support.

As at February 14, 2013, Brookfield Asset Management beneficially owns, or controls or directs, directly or indirectly, 81,493,112 Common Shares, representing approximately 68.9% of our outstanding Common Shares. Accordingly, Brookfield Asset Management has significant influence on our strategic direction and significant corporate transactions, and its interests in these matters may conflict with those of our other shareholders. As a result, Brookfield Asset Management could cause us to take actions that our other shareholders do not support.

Brookfield Asset Management’s significant ownership interest in us and other anti-takeover provisions could deter an acquisition proposal that shareholders may consider favourable.

A third party will not be able to acquire control of us without Brookfield Asset Management’s consent because Brookfield Asset Management owns a majority of our outstanding Common Shares, and it could vote its Common Shares against any takeover proposal submitted for shareholder approval. Brookfield Asset Management’s ownership interest in us could discourage potential acquisition proposals and could delay or prevent a change of control. These deterrents could adversely affect the price of Common Shares and make it very difficult for our shareholders, other than Brookfield Asset Management, to remove or replace members of our board of directors, which could be detrimental to our other shareholders.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies.”

As of February 12, 2013, Brookfield Asset Management and its affiliates owned approximately 68.9% of our outstanding Common Shares and, as a result, we are a “controlled company” under the NYSE corporate governance standards. As a controlled company, we are exempt under the NYSE standards from the obligation to comply with certain corporate governance requirements, including the requirements: that a majority of our board of directors consist of independent directors; that our board of directors have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not presently intend to elect to utilize any of the “controlled company” corporate governance exemptions available to us under the NYSE rules. If we make use of the NYSE’s “controlled company” exemptions, investors may not have the same protection afforded to stockholders of companies that are not “controlled companies.”

Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE.

The Common Shares are listed on the NYSE, and we will be subject to certain corporate governance and other requirements to maintain our listing. However, as a foreign private issuer, we are permitted to elect to follow certain corporate governance rules that conform to Canadian requirements in lieu of most of the NYSE corporate governance standards. As a result, investors may not have the same protections afforded to stockholders of companies that are not eligible for exemption from any of the NYSE corporate governance requirements.

The trading prices of our Common Shares could fluctuate significantly, and the market for our Common Shares could be particularly volatile because of Brookfield Asset Management’s significant ownership.

The trading prices of our Common Shares could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by us or our competitors; market conditions specific to the homebuilding industry; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our Common Shares; investor perception of the homebuilding industry; events in the homebuilding industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading prices of our Common Shares.

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As of February 14, 2013, Brookfield Asset Management and its affiliates beneficially own or control or direct, directly or indirectly, approximately 68.9% of our outstanding Common Shares. If Brookfield Asset Management should decide in the future to sell any of our Common Shares owned beneficially by it, the sale (or the perception of the market that a sale may occur) could adversely affect the trading prices of our Common Shares.

If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares.

The rules for determining whether an entity is a passive foreign investment company, referred to as a PFIC, are complex, fact specific, and subject to interpretative differences, so that we cannot give any assurance as to our status as a PFIC for the current or any future year.

If we were to constitute a PFIC for any year during which a U.S. Holder (as defined below) owns Common Shares, then the U.S. Holder could be subject to increased taxes and related interest charges on the receipt of certain distributions or constructive distributions and with respect to the sale or other disposition of Common Shares, unless certain elections were made. In addition, U.S. Holders of a PFIC have certain IRS reporting obligations. U.S. Holders of Common Shares should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. For purposes hereof a “U.S. Holder” means (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United Sates any state therein or the District of Columbia; or (iii) any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in our Common Shares.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

We cannot predict at this time whether we will pay dividends on Common Shares. Whether we will pay dividends on Common Shares, and the timing and amount of those dividends, will be subject to approval and declaration by the board of directors, and will depend on a variety of factors, including our earnings, cash requirements and financial condition and other factors deemed relevant by the board of directors.

Present and future offerings of debt or equity securities, ranking senior to our Common Shares, may adversely affect the market price of our Common Shares.

If we decide to issue debt or equity securities ranking senior to our Common Shares in the future it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favourable than those of holders of our Common Shares and may result in dilution to holders of our Common Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Shares will bear the risk of our future offerings reducing the market price of our Common Shares and diluting the value of their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of our Common Shares.

We cannot predict whether future issuances of our Common Shares or the availability of Common Shares for resale in the open market will decrease the market price per Common Share. We may issue additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our Common Shares and diluting their shareholdings in us.

The exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, and other issuances of our Common Shares could have an adverse effect on the market price of our Common Shares, and the existence of options may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of our Common Shares may be dilutive to existing shareholders.

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Brookfield Asset Management continues to have significant influence over us, which may limit the ability of holders of Common Shares to influence corporate matters or result in actions that holders of Common Shares do not believe to be in their interests or the Corporation’s interests.

Brookfield Asset Management beneficially owns, or controls or directs, directly or indirectly, 81,493,112 Common Shares in the capital of the Company, representing approximately 68.9% of the outstanding Common Shares. Accordingly, Brookfield Asset Management has significant influence on the strategic direction and significant corporate transactions of Brookfield Residential, and its interests in these matters may conflict with those of other Brookfield Residential shareholders. As a result, Brookfield Asset Management could cause Brookfield Residential to take actions that other Brookfield Residential shareholders do not support.

This concentrated ownership of outstanding Common Shares may limit the ability of holders of Common Shares to influence corporate matters, and the interests of Brookfield Asset Management may not coincide with our interests or the interests of holders of Common Shares. As a result, we may take actions that holders of Common Shares do not believe to be in our interests or their interests and that could depress our share price.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Common Shares or if our operating results do not meet their expectations, our share price could decline.

The trading market for our Common Shares may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our shares or if our operating results do not meet their expectations, our share price could decline.

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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At December 31, 2012, we had interest rate swap contracts totalling $75 million at an average rate of 5% per annum. Based on our net debt levels as of December 31, 2012, a 1% change in interest rates would have either a negative or positive effect of approximately $2 million on our cash flows. Expense of $3 million was recognized during the year ended December 31, 2012, and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of December 31, 2012, the fair value of the interest rate swaps totalled a liability of $14 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The Company held financial instruments in currencies other than U.S. dollars, which is the Company’s functional currency. Changes in the translated value of the financial instruments are recorded in other comprehensive income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $nil increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The Company held financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. As of December 31, 2012, the hedging instrument was repaid in full and the Company no longer has a net investment hedge.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in September 2011, we entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. At December 31, 2012, the fair market value of the total return swap was an asset of $9 million and was included in accounts receivable and other assets. Income of $8 million was recognized related to the total return swap during the year ended December 31, 2012 and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the year ended December 31, 2012 was expense of $16 million relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied.

42	2012 Annual Report

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seeks to include in its agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

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